UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 3-11-03
1-06462

03017695

March 20, 2003

Eileen Casal
Vice President, General Counsel
Teradyne, Inc.
321 Harrison Avenue
Boston, MA 02118

Act 1934
Section
Rule 14A-8
Public
Availability 3/20/2003

Re: Teradyne, Inc.

Dear Ms. Casal:

This is in regard to your letter dated March 11, 2003 concerning the shareholder proposal submitted by the United Brotherhood of Carpenters Pension Fund for inclusion in Teradyne's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Teradyne therefore withdraws its January 30, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Alex Shukhman

Alex Shukhman
Attorney-Advisor

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, DC 20001

TERADYNE

Teradyne, Inc.
321 Harrison Avenue
Boston, MA 02118

January 30, 2003

Via Overnight Courier

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of Teradyne, Inc. ("Teradyne" or the "Company"), to omit from its proxy statement and form of proxy for Teradyne's 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from the United Brotherhood of Carpenters Pension Fund ("UBC"). The Proposal requests that Teradyne's Board of Directors (the "Board") "adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide any management consulting services to our Company." The Proposal and Supporting Statement are attached hereto as Attachment 1 and correspondence concerning UBC's share ownership is attached hereto as Attachment 2.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to UBC, informing it of the Company's intention to omit the Proposal and the Supporting Statement from the 2003 Proxy Materials. Teradyne intends to begin distribution of its definitive 2003 Proxy Materials on April 21, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not fewer than 80 days before Teradyne files its definitive 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission").

Teradyne hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in its opinion that the Proposal and Supporting Statement may be excluded from Teradyne's 2003 Proxy Materials pursuant to the following rules, as more fully discussed below:

(1) Rule 14a-8(i)(7), because the Proposal and Supporting Statement relate to the Company's ordinary business operations;
(2) Rule 14a-8(i)(10), because the Proposal has been substantially implemented;
(3) Rule 14a-8(i)(9), because the Proposal directly conflicts with one of the Company's own proposals to be submitted to shareholders at the same meeting; and
(4) Rule 14a-8(i)(3) and Rule 14a-8(i)(6), because the Proposal and Supporting Statement are impermissibly vague and misleading in violation of the proxy rules.

While Teradyne strongly believes that precedent and other authority support exclusion of the Proposal and Supporting Statement on the foregoing bases, if the Staff were to depart from this precedent and authority in responding to this letter, Teradyne believes that the Proposal and Supporting Statement nonetheless would have to be substantially revised before they could be included in the Company's 2003 Proxy Materials, also pursuant to Rule 14a-8(i)(3).

Statement of Reasons to Exclude:

I. The Proposal and Supporting Statement may be excluded under Rule 14a-8(i)(7) because they relate to the Company's ordinary business operations.

The Proposal and Supporting Statement may be excluded pursuant to Rule 14a-8(i)(7), which permits the exclusion of shareholder proposals dealing with matters relating to the Company's "ordinary business operations". According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the term ordinary business "refers to matters that are not necessarily 'ordinary' in the common meaning of the word, and is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." *See Exchange Act Release No. 34-40018* (May 21,1998). The 1998 Release states that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals. Pursuant to the amended rules, the 1998 Release further states that the Staff will determine excludability under the "ordinary business" standard on a case-by-case basis, taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

The subject matter of the Proposal, a prohibition on the retention of the Company's auditors or an affiliated company to provide management consulting services, is a matter of ordinary business operations because it relates to the intrinsic authority of management to hire professionals and to define the scope of their services. The imposition on the Board, as set forth in the Proposal, would have shareholders, rather than management and the Board, determine what tasks, beyond those prohibited by statute and rulemaking, the Company's independent auditors could perform. This would remove from the purview of the Company's Audit Committee and Board of Directors the judgment as to which firm would be in the best interests of the Company and its shareholders.

As noted in the first paragraph above, the Commission reaffirmed in its 1998 Release that proposals on general business operations are excludable under Rule 14a-8(i)(7). The Commission also noted that the general underlying policy of this exclusion "is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." The Proposal falls within state corporate law as relating to the Company's ordinary business. Specifically, under Ch. 156B Sec. 47 of the Massachusetts Business Corporation law, which is applicable to Teradyne, "the business of every corporation shall be managed by a board of directors."

Teradyne recognizes that, prior to the passage of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), the Staff declined to grant a no-action position on the basis of the "ordinary business" exclusion with respect to somewhat similar shareholder proposals. *See, e.g. Bristol-Myers Squibb Co.* (avail. Mar. 5, 2002). We respectfully submit that with the passage of Sarbanes-Oxley the rules promulgated thereunder, and the stringent New York Stock Exchange ("NYSE") auditor independence rules recently proposed in connection therewith, Congress, the Commission and the NYSE have now directly addressed the issues of auditor independence and those services which may be provided by the independent auditors of a company. In light of the clear nexus between these recent developments and the Proposal, we would like to focus the Staff on this new rulemaking and on the other arguments set forth herein. In particular, Teradyne believes that these recent developments preempt the subject matter of the Proposal.

In responding to investor concerns regarding auditor independence, Congress determined that there are certain activities which by their very nature, may jeopardize auditor independence. Accordingly, upon effectiveness of the relevant provisions of Sarbanes-Oxley, a public accounting firm is prohibited from providing certain specified services to its clients contemporaneously with an audit (none of which services, incidentally, use the terminology "management consulting services"). *Sarbanes-Oxley Act of 2002, Sec. 201(a); Sec. 10A(g) and (h) of the Exchange Act of 1934.* Sarbanes-Oxley also requires that the Audit Committee of each public company approve in advance all audit and permissible other services to be provided by the company's independent auditors. Any approved permissible services outside the scope of the audit must be disclosed in the company's periodic reports along with fees paid for the various pre-approved services. *Sarbanes-Oxley Act of 2002, Sec. 202.* The Commission's rules essentially clarified Congress's mandate in Sarbanes-Oxley by providing additional guidance as to the specific prohibited services. *See Exchange Act Release No. 34-47265* (January 28, 2003). Both Congress and the Commission clearly thought a company's Audit Committee should have the power to decide what permissible other services a company's independent auditors should be engaged to provide. If Congress and the Commission felt that this decision was beyond the scope of the Audit Committee's ordinary business operations, they would have issued a blanket statement that a company's independent auditors be prohibited from providing *any* services beyond the scope of the audit, rather than prohibiting just certain services and leaving the remaining decision to the Audit Committee's discretion. The results of Congress's and the Commission's recent rulemaking underscore that the decision as to whether a company engages its auditing firm for services not prohibited by the rulemaking is a matter for a company and its Audit Committee to decide.

In addition, pursuant to the proposed rules of the NYSE, on which the Company's common stock is listed, the Company's Audit Committee will have sole authority to approve any significant relationship with the auditors. *See New York Stock Exchange Listed Company*

Manual Section 303A(7). Placing this authority with the Audit Committee reflects the NYSE's judgment that a company's Audit Committee is best positioned to make the evaluation required in approving the services the company's auditors will provide. As a result of the experience and background of its members, Teradyne's Audit Committee is well-informed of the relative strengths and benefits of a variety of auditing firms, including their relevant industry experience and expertise and is in the best position to determine who should provide services to the Company and to determine whether or not the provision of certain services by the auditing firm is consistent with the auditing firm's independence. Restricting the Audit Committee's ability to make these judgments disregards the value of its perspective and judgment. Teradyne's Audit Committee is comprised of directors who meet the stringent independence and financial literacy standards proposed by the NYSE. In accordance with its charter, the Audit Committee annually considers extensive information regarding independence issues, including the impact of the services that the auditors provide to the Company. The Audit Committee also meets in private sessions with the auditors to discuss such matters. Following extensive consideration of independence matters, the Audit Committee annually recommends to the Board of Directors the firm of independent auditors to be engaged by the Company. Moreover, in accordance with Sarbanes-Oxley and proposed rulemaking from the NYSE, the Audit Committee will be solely responsible for approving any audit engagements and also will pre-approve and disclose any permissible services provided by the auditing firm outside the scope of the audit.

For the foregoing reasons, namely that Congress, the Commission and the NYSE have set forth stringent mandates regarding auditor independence and have explicitly left to the purview of a company's Audit Committee and Board of Directors the determination as to which permissible services may be provided by the company's independent auditors, the Proposal and Supporting Statement may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

II. The Proposal may be excluded under Rule 14a-8(i)(10) because Teradyne has already substantially implemented the Proposal.

Alternatively, the Proposal and the Supporting Statement may be properly excluded pursuant to Rule 14a-8(i)(10), which permits the omission of a shareholder proposal where a company has already "substantially implemented" the fundamental elements thereof. The Commission's 1998 Release notes that this rule reflects the interpretation earlier adopted in Release No. 34-20091 (Aug. 16, 1983) under former Rule 14a-8(c)(10). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

Similarly, where a company can demonstrate that it has already taken actions to address the fundamental elements of a shareholder proposal, the Staff has concurred that the proposal may be excluded as moot. *See, e.g., Nordstrom Inc.* (avail. Feb. 8, 1995) (proposal that company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). To the same effect, *see also The Gap, Inc.* (avail. Mar. 8, 1996) (proposal that company adopt guidelines precluding it from doing business with certain suppliers substantially implemented and rendered moot).

In accordance with its governing charter, Sarbanes-Oxley and recent final and proposed rulemaking from the Commission and the NYSE, Teradyne's Audit Committee annually considers extensive information regarding independence issues, including the impact of the services the auditors provide to the Company. The Audit Committee also meets in private sessions with the auditors to discuss such matters. Only following extensive consideration of independence matters does the Audit Committee recommend to the Board of Directors the firm of independent auditors to be engaged by the Company. Additionally, in accordance with Sarbanes-Oxley and the proposed rulemaking from the NYSE, the Audit Committee will be solely responsible for approving any audit engagements and also will pre-approve and disclose any permissible services provided by the auditing firm outside the scope of the audit. Moreover, the Audit Committee has a policy of carefully examining all permissible services provided by the Company's independent auditors and as a policy matter will only pre-approve services which will not compromise the auditor's independence. Thus, the Company, in complying with its existing Audit Committee charter and the requirements of Sarbanes-Oxley and the NYSE has already taken all necessary steps which Congress, the Commission and the NYSE rightfully thought necessary to ensure auditor independence, and in some cases, has even gone beyond these requirements.

Accordingly, the Company has implemented the policies and procedures necessary to ensure that the objectives of the Proposal are satisfied, namely, ensuring auditor independence. Thus, the Company may exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(10).

III. The Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals to be submitted to shareholders at the same meeting.

Teradyne submits that the Proposal is excludable pursuant to Rule 14a-8(i)(9) because it directly conflicts with one of Teradyne's own proposals to be submitted to shareholders at the same meeting. The Staff has noted that exclusion under 14a-8(i)(9) remains available even when a shareholder proposal is not identical in scope or focus to a company's proposal for the same meeting. *See Exchange Act Release No. 34-40018, n. 27* (May 21, 1998).

In accordance with its established policy, Teradyne includes in each proxy statement relating to its Annual Meeting of Shareholders ("Annual Meeting") a proposal to obtain from Company shareholders their approval or disapproval of the Audit Committee's recommendation, and Board of Directors action, in appointing independent public accountants to examine the consolidated financial statements of the Company for the fiscal year during which such Annual Meeting takes place. The Company's 2002 proxy statement setting forth such proposal also included the disclosure of audit and other fees billed to the Company for various audit and other services, in accordance with Item 9(e)(3) of Schedule 14A of the Exchange Act of 1934. In keeping with Teradyne's policy, a similar Company proposal is intended to be included in the 2003 Proxy Materials, again accompanied by the required disclosure.

The Company expects that the Board, upon recommendation and approval of the Audit Committee, will recommend that the Company's shareholders ratify the selection of

PricewaterhouseCoopers LLP as independent public accountants to examine Teradyne's consolidated financial statements for the 2003 fiscal year. PricewaterhouseCoopers LLP also now performs, and is expected during 2003 to perform, a variety of services permissible under Sarbanes-Oxley and which have been or will be pre-approved by the Company's Audit Committee. In addition to the disclosure provided in the Company's 2002 proxy statement, the 2003 Proxy Materials also will include a list of all audit and permissible other services to be provided by the Company's independent auditors and which have been pre-approved by the Company's Audit Committee.

If included in the 2003 Proxy Materials, the Proposal will directly conflict with the Company's own proposal relating to the ratification of the selection of independent auditors. The Proposal would prevent the Company from retaining its independent auditing firm for any management consulting services. As discussed above, at the upcoming Annual Meeting, the Company intends to submit a proposal to ratify the Board's selection of PricewaterhouseCoopers LLP as the Company's independent auditors, a firm that the Company intends to engage to perform both audit and limited, permissible and pre-approved other services. If both the Company's proposal and the Proposal are included in the 2003 Proxy Materials, and if both are approved, it would result in an inconsistent, ambiguous or inconclusive mandate from Teradyne's shareholders.

It is well established under Rule 14a-8(i)(9) that a company may exclude a shareholder proposal where there is some basis for concluding that an affirmative vote on both the shareholder's proposal and the company's proposal would lead to an inconsistent, ambiguous or inconclusive mandate from the company's shareholders. *See Phillips-Van Heusen Corp.* (avail. April 21, 2000) (allowing exclusion of a proposal limiting directors' bonus incentive and option plans that conflicted with company proposals to adopt incentive and option plan); *Unicom Corp.* (avail. Feb. 14, 2000) (allowing exclusion of a proposal mandating the company to reject a proposed merger that conflicted with a company proposal to approve such merger); and *Scudder New Europe Fund, Inc.* (avail. April 29, 1999) (allowing exclusion of a proposal contrary to a company merger proposal). If the Proposal were included in the 2003 Proxy Materials, Teradyne's shareholders could vote to ratify the Board's selection of independent auditors that provide the Company both audit and permissible, pre-approved other services, while at the same time prohibiting the Board from engaging such auditors to provide "management consulting services".

Accordingly, the Company respectfully submits that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(9), because it directly conflicts with one of the Company's own proposals to be submitted to shareholders at the same meeting.

IV. The Proposal and Supporting Statement may be excluded under Rule 14a-8(i)(3) because they are impermissibly vague and indefinite, and therefore misleading, the result of which is that they are also excludable under Rule 14a-8(i)(6) as beyond Teradyne's ability to effectuate.

The Proposal and Supporting Statement are also properly excludable because they do not define what activities fall into the category of "management consulting services". A shareholder proposal or supporting statement may be excluded under Rule 14a-8(i)(3) when it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials." A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the shareholders voting on the proposal nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Company* (avail. Jul. 30, 1992). *See also Bristol-Myers Squibb Co.* (avail. Feb. 1, 1999). The Staff has noted that, in such a situation, "the proposal may be misleading because any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Trammel Crow Real Estate Investors* (avail. Mar. 11, 1991).

The Proposal and Supporting Statement do not define what they mean by management consulting services nor is there any standard definition. The disclosure rules adopted by the Commission in both 2000 and 2003 which require disclosure of audit and other fees, also do not contain a definition of this term. In fact, the Supporting Statement states that "the Sarbanes Act fails to prohibit auditors from providing management consulting services, which we believe represents a significant loophole." However, Sarbanes-Oxley prohibits a company's independent auditor from providing numerous services, several of which legitimately could be categorized as "management consulting services".

Moreover based on Staff precedent, were Teradyne's shareholders to adopt the Proposal, Teradyne would lack the power or authority to implement it. If adopted, Teradyne would not know what services comprise "management consulting services" and accordingly would not be in a position to prohibit its independent auditors from providing such services. A company "lack[s] the power or authority to implement" a proposal where the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *See International Business Machines Corp.* (avail. Jan. 14, 1992).

Accordingly, the Proposal is so vague that it would be impossible for Teradyne to implement the Proposal and, thus, may be properly excluded under Rule 14a-8(i)(3) and (6).

V. The Proposal and Supporting Statement must be revised under Rule 14a-8(i)(3) because the Proposal and Supporting Statement are vague, false and misleading in violation of Rule 14a-9.

In the alternative, if the Staff does not concur that the Proposal should be excluded in its entirety because it is impermissibly vague and misleading, Teradyne respectfully requests that the Staff recommend exclusion and/or revision of those statements, as discussed in this Section V.

Pursuant to Rule 14a-8(i)(3), the Proposal and Supporting Statement must be revised before they may be included in Teradyne's 2003 Proxy Materials because the Proposal and Supporting Statement contain vague, false and misleading statements in contravention of the proxy rules.

The Supporting Statement accuses Teradyne's management, as well as other companies of "either continu[ing] to engage their auditors to provide management consulting or provid[ing] inadequate disclosure in their proxy statements to ascertain whether they continue to engage their auditors for management consulting services." The Note to Rule 14a-9 states that "misleading" materials include [m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Unfounded assertions and inflammatory statements representing the unsubstantiated personal opinion of a shareholder have long been viewed as excludable under this provision. *See Philip Morris Companies Inc.* (avail. Feb. 7, 1991) (proposal implying that company "advocates or encourages bigotry and hate" excludable under former Rule 14a-8(c)(3)); *Detroit Edison Co.* (avail. March 4, 1983) (statement implying company engaged in improper "circumvention of...regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3)). The Supporting Statement is misleading in that it implicitly attacks the integrity of Teradyne management by implying that the Company is impermissibly engaging its independent auditors to provide management consulting services and that the Company is violating the securities laws by providing inadequate disclosure in its proxy materials, in each case with no substantiation or factual support. In fact, contrary to this statement, Teradyne has fully complied with the Commission's rules and regulations and provided all required disclosure in its proxy materials with respect to the provision of services by its independent auditors.

In addition, the statement that "[t]he role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets" is unsupported opinion. The Supporting Statement presents nothing to support this statement, yet presents this statement as fact. Accordingly, this statement should be omitted or the proponent should identify the statement as a matter of opinion.

Second, the statements that "[o]ver the last year hundreds of billions of dollars in market value have vanished as investors have lost confidence in the integrity of our markets. A key reason for this lack of confidence is the distrust investors have in companies' financial statements" is entirely unsubstantiated by UBC. No basis is given for the claim that investors have lost confidence in the integrity of our markets and that a key reason is the distrust they have in companies' financial statements. This statement should therefore be clearly identified as opinion rather than fact.

Finally, the last sentence of the Supporting Statement, "urge[s] your support for this resolution asking the board to cease engaging *auditors* for management consulting." (emphasis added.) This statement would appear to prohibit the board from using any auditors for management consulting services, not just its independent auditors. This statement is in conflict with the Proposal and should be stricken or, in the alternative, clarified.

Accordingly, pursuant to Rule 14a-8(i)(3), the Proposal and Supporting Statement must be revised before they may be included in Teradyne's 2003 Proxy Materials because the Proposal and Supporting statement contain vague, false and misleading statements in contravention of the proxy rules.

VI. Conclusion.

In conclusion, we feel it is important to emphasize, that despite the Staff's decision in *United Technologies Corporation* (avail. Dec. 27, 2002) (stating (i) the same proposal could not be excluded under Rule 14a-8(i)(10) as substantially implemented by the company and (ii) the entire proposal could not be excluded under Rule 14a(i)(3) as impermissibly vague, indefinite and misleading in violation of the proxy rules, although a portion of the proposal must be recast or could be excluded), we believe that our request is substantively distinct from that of United Technologies Corporation. First, Teradyne, unlike United Technologies has pointed out herein that not only is it subject to Sarbanes-Oxley and the new rules promulgated thereunder, but will also be subject to the very stringent proposed auditor independence requirements of the NYSE, further ensuring that Teradyne has and will continue to implement policies and procedures to ensure that the objectives of the Proposal are satisfied. Also, Teradyne noted additional Staff precedents and raised substantive factual and legal reasons for omission of the Proposal under Rule 14a(i)(3) that were not raised by United Technologies Corporation, namely the Staff's position in *Fuqua Industries, Inc.* and *Trammel Crow Real Estate Investors*. Finally, United Technologies did not request the Staff's concurrence to exclude its proposal on other grounds raised by Teradyne herein, including, in particular, under Rules 14a-8(i)(7) (Proposal relates to Teradyne's ordinary business operations, supported by the fact that Congress, the Commission and the NYSE have left to a company's Audit Committee and Board of Directors the determination as to which permissible services may be provided by the company's independent auditors) and 14a-8(i)(9) (Proposal conflicts with one of Teradyne's own proposals to be submitted at the same meeting).

Based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if Teradyne excludes the Proposal and Supporting Material of UBC in its 2003 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at 617-482-2700 if I can be of any further assistance in this matter.

Sincerely,

Eileen Casal
Vice President, General Counsel
Teradyne, Inc.

Attachment 1

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 617-422-2910]

December 19, 2002

Mr. Richard J. Testa
Secretary
Teradyne, Inc.
321 Harrison Avenue H93
Boston, MA 02118

Re: Shareholder Proposal

Dear Mr. Testa:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Teradyne, Inc.("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of auditor independence. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 850 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote more accurate financial reporting.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

Auditor Conflicts Proposal

Resolved, that the shareholders of Teradyne, Inc. ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide any management consulting services to our Company.

Statement of Support: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The U.S. Securities and Exchange Commission recently stated:

Independent auditors have an important public trust. Investors must be able to rely on issuers' financial statements. It is the auditor's opinion that furnishes investors with critical assurance that the financial statements have been subjected to a rigorous examination by an objective, impartial, and skilled professional, and that investors, therefore, can rely on them. If investors do not believe that an auditor is independent of a company, they will derive little confidence from the auditor's opinion and will be far less likely to invest in that public company's securities. *Final Rule: Revision of the Commission's Auditor Independence Requirements, Release No. 33-7919, Feb. 5, 2001.*

We believe that today investors seriously question whether auditors are independent of the company and corporate management that retain them. A major reason for this skepticism, we believe, is that management of once admired companies such as Enron, Tyco, and WorldCom have misled investors and their auditors have either been complicit or simply inept. Over the last year hundreds of billions of dollars in market value have vanished as investors have lost confidence in the integrity of our markets. A key reason for this lack of confidence is the distrust investors have in companies' financial statements.

The U.S. Congress has attempted to respond to this crisis of confidence through passage of the Sarbanes-Oxley Act of 2002 (the "Sarbanes Act"). The Sarbanes Act prohibits a company's auditors from performing a wide range of defined non-audit services. These prohibitions, in turn, track the defined non-audit services in Rule 2-01(c)(4) of the SEC's Final Rule: Revision of the Commission's Auditor Independence Requirements, Release No. 33-7919, Feb. 5, 2001.

However, the Sarbanes Act fails to prohibit auditors from providing management consulting services, which we believe represents a significant loophole. While the Act does require that the audit committee of the board preapprove these non-audit services, we do not believe that is enough. We believe that management consulting represents a significant source of potential revenue to auditors and poses serious conflict of interest issues. For this reason, we think the better course is for companies not to engage their auditors to perform any management consulting services.

Many companies, including ours, either continue to engage their auditors to provide management consulting or provide inadequate disclosure in their proxy statements to ascertain whether they continue to engage their auditors for management consulting services. We urge your support for this resolution asking the board to cease engaging auditors for management consulting.

Attachment 2

AmalgaTrust Company Inc.
One West Monroe
Chicago, Illinois 60603-5301
Fax 312/822-8527

AMALGATRUST
Amalgamated Bank of Chicago

[SENT VIA FACSIMILE 617-422-2910]

January 9, 2003

Mr. Richard J. Testa
Secretary
Teradyne, Inc.
321 Harrison Avenue H93
Boston, MA 02118

Re: Record Letter

Dear Mr. Testa:

AmalgaTrust Company Inc. serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 850 shares of Teradyne, Inc. common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman

TERADYNE

RECEIVED

2003 MAR 17 PM 5:30

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Teradyne, Inc.
321 Harrison Avenue
Boston, MA 02118

March 11, 2003

Via Overnight Courier

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of Teradyne, Inc.'s Request for No-Action Relief on Shareholder Proposal by the United Brotherhood of Carpenters Pension Fund

Dear Ladies and Gentlemen:

This letter is notice to the Securities and Exchange Commission of Teradyne Inc.'s (the "Company") withdrawal of its request for no-action relief dated January 30, 2003 on the above-referenced shareholder proposal. The Company is withdrawing its request for relief because the proponent has withdrawn its proposal. A copy of the proponent's withdrawal letter is attached. I would appreciate your providing a letter acknowledging receipt of the Company's withdrawal request.

Should you have any questions, please do not hesitate to contact me .

Sincerely,

Eileen Casal
Vice President, General Counsel
Teradyne, Inc.

cc: Douglas J. McCarron
Edward J. Durkin

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 617-422-2910]

March 10, 2003

Ms. Eileen Casal
Vice President, General Counsel
Teradyne, Inc.
321 Harrison Avenue H93
Boston, MA 02118

Re: Shareholder Proposal

Dear Ms. Casal:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby formally withdraw the auditor independence proposal ("Proposal") submitted by the Fund on December 19, 2003 to Teradyne, Inc.("Company"). The information provided by the Company concerning the fees paid to the Company's outside auditor in the years 2001 and 2002 address the concerns that prompted the submission of the Proposal. We appreciate the positive and constructive response.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724